Exhibit 99.1

Sierra Metals Retains CIBC Capital Markets as Financial Advisor

TORONTO--(BUSINESS WIRE)--November 3, 2022--Sierra Metals Inc. (TSX: SMT) (BVL:SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) reports that in connection with the previously announced strategic review process, the Company has retained CIBC Capital Markets as its financial advisor to review strategic options.

About Sierra Metals

Sierra Metals is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Ed Guimaraes
CFO
Sierra Metals Inc.
Tel: +1 (416) 366-7777